AB 4/4

12014508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Israel A. Englander & Co., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 9th Floor
(No. and Street)

New York	New York	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Golden **212.841.4568**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Israel A. Englander & Co., LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ILENE LICHT
Notary Public, State of New York
No. 01LI6137473
Qualified in New York County
My Commission Expires Nov. 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Israel A. Englander & Co., LLC

Statement of Financial Condition

December 31, 2011

Israel A. Englander & Co., LLC

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Israel A. Englander & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Israel A. Englander & Co., LLC

Statement of Financial Condition
December 31, 2011

ASSETS

Cash and Cash Equivalents	$ 3,080,513
Receivable From Clearing Organizations, Net	2,953,778
Floor Brokerage Receivables, Net	4,485,306
Securities Owned, at Fair Value	16,733
Property and Equipment (net of accumulated depreciation and amortization of $1,192,592)	1,229,725
Other Assets	1,678,861
Total assets	$ 13,444,916

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued compensation	$ 4,240,409
Accounts payable	1,605,961
Capital lease	729,986
Other liabilities	89,098
Total liabilities	6,665,454
Members' Equity	6,779,462
Total liabilities and members' equity	$ 13,444,916

See Notes to Statement of Financial Condition.

Note 1. Organization

Israel A. Englander & Co., LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Chicago Board Options Exchange, NYSE Arca, Inc., the International Securities Exchange, Nasdaq, BATS, Nasdaq OMX PHLX, Nasdaq OMX BX, the Boston Options Exchange, C2, Direct Edge and the National Futures Association. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

Dash Financial is a division of the Company designated for its electronic executions business (DMA, Algorithms, Smart Routing) and its 2011 activity is included within the financial statements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC."

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis.

The Company recognizes income from its various membership exchanges for Maker/Taker rebates and the Payment for Order Flow.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Securities owned traded on a national securities exchange, or reported on the Nasdaq global market, are stated at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for call options written, for which the last quoted ask price is used.

Note 2. Significant Accounting Policies (Continued)

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures.

The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance and cash flows.

Note 3. Receivable From Clearing Organizations, Net

Receivable from clearing organizations, net represents cash held at several clearing brokers at December 31, 2011.

Note 4. Floor Brokerage Receivables, Net

Floor brokerage receivables, net represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition net of an allowance for doubtful accounts of $26,277.

Note 5. Related Party Transactions

At December 31, 2011, the Company has interest-bearing receivables from employees in the amount of $1,134,851, which is included in other assets on the statement of financial condition. Interest charged for the receivables is calculated based on a formula using the prime interest rate and was $46,681 for the year ended December 31, 2011.

Note 6. Other Liabilities

Other liabilities include amounts relating to general and administrative expenses from operations.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties and that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2011, the Company had net capital of $1,962,333, which exceeded its requirement by $1,712,333.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

Note 9. Income Taxes

The Company is treated as a disregarded entity for tax purposes for the year ended December 31, 2011. Since the entity is a disregarded corporation, the Company is taxed based on the ownership of the entity. The Company is wholly owned by Israel A. Englander & Co., Inc.; therefore, it is not subject to federal taxation. The Company is subject to certain state and local taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Note 10. Fair Value of Financial Instruments

As described in Note 2, the Company records its investments at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Note 10. Fair Value of Financial Instruments (Continued)

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statements. The securities owned are classified as common stock - Level 1 in the fair value hierarchy

Note 11. Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options: The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into option contracts to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Note 12. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

Note 13. Commitments

The Company has three operating lease agreements for office space that expire on May 31, 2013.

Note 13. Commitments (Continued)

Future minimum lease payments are as follows:

Year ending December 31,		
2012	$	571,201
2013		213,325
	$	784,526

The Company has entered into capital lease agreements for computer and telephone equipment. Minimum lease payments have been capitalized and the related assets and obligations have been recorded. The assets are depreciated on the straight-line method over their useful lives.

Future minimum capital lease payments are as follows:

Year ending December 31,		
2012	$	369,482
2013		347,424
2014		101,563
	$	818,469

Note 14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.